SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)*

                                Motricity, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                   620107102
                                 (CUSIP Number)

                               December 31, 2010
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/x/  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 620107102

1   NAME  OF  REPORTING  PERSON
      High  River  Limited  Partnership

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE  VOTING  POWER
      1,000,000**

6   SHARED  VOTING  POWER
      0

7   SOLE  DISPOSITIVE  POWER
      1,000,000**

8   SHARED  DISPOSITIVE  POWER
      0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000,000**

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      2.3%  **

12  TYPE  OF  REPORTING  PERSON
      PN

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP No. 620107102

1   NAME  OF  REPORTING  PERSON
      Hopper  Investments  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      1,000,000**

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      1,000,000**

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000,000**

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      2.3%  **

12  TYPE  OF  REPORTING  PERSON
      OO

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP No. 620107102

1   NAME  OF  REPORTING  PERSON
      Barberry  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      6,782,038.626**

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      6,782,038.626**

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,782,038.626**

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      15.7%  **

12  TYPE  OF  REPORTING  PERSON
      CO

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP No. 620107102

1   NAME  OF  REPORTING  PERSON
      Koala  Holding  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE  VOTING  POWER
      5,782,038.626**

6   SHARED  VOTING  POWER
      0

7   SOLE  DISPOSITIVE  POWER
      5,782,038.626**

8   SHARED  DISPOSITIVE  POWER
      0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,782,038.626**

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      13.4%  **

12  TYPE  OF  REPORTING  PERSON
      PN

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP No. 620107102

1   NAME  OF  REPORTING  PERSON
      Koala  Holding  GP  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      5,782,038.626**

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      5,782,038.626**

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,782,038.626**

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      13.4%  **

12  TYPE  OF  REPORTING  PERSON
      CO

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP No. 620107102

1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      6,782,038.626**

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      6,782,038.626**

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,782,038.626**

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      15.7%  **

12  TYPE  OF  REPORTING  PERSON
      IN

**  See  Item  4.

                                  SCHEDULE 13G

ITEM 1

(a) Name of Issuer:

     Motricity, Inc.

(b) Address of Issuer's Principal Executive Offices:

     601 108th Avenue NE, Bellevue, WA 98004

ITEM 2

(a) Name of Person Filing:

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Koala Holding LP ("Koala"), Koala Holding GP Corp. ("Koala GP"), and Carl C. Icahn (collectively, the "Reporting Persons").

     Carl C. Icahn is the sole stockholder of Barberry. Barberry is the sole member of Hopper, which is the general partner of High River. Barberry is the sole stockholder of Koala GP, which is the general partner of Koala.

(b) Address of Principal Business Office:

     The address of the principal business office of (i) each of High River, Hopper, Barberry, Koala, and Koala GP is White Plains Plaza, 445 Hamilton Avenue
- Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

(c) Citizenship:

     Each of High River and Koala is a Delaware limited partnership. Hopper is a Delaware limited liability company. Each of Barberry and Koala GP is a Delaware corporation. Carl C. Icahn is a citizen of the United States of America.

(d) Title of Class of Securities:

     Common Stock, $0.001 par value per share ("Shares")

(e) CUSIP Number:

     620107102

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     NOT APPLICABLE

ITEM 4 Ownership

(a) Amount Beneficially Owned:

     The Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Act")), in the aggregate, 6,782,038.626 Shares. The information set forth in the cover pages hereto is herby incorporated in its entirety herein by reference thereto.

     High River has sole voting power and sole dispositive power with regard to 1,000,000 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Koala has sole voting power and sole dispositive power with regard to 5,782,038.626 Shares. Each of Koala GP, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Koala GP, Barberry and Mr. Icahn, by virtue of their relationships to Koala (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(b) Percent of Class

     The Shares beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer's outstanding Shares (based upon the 43,293,486.915 Shares which the Issuer indicated to the Reporting Persons were outstanding).

(c) Number of Shares as to which each Reporting Person has (i) Sole power to vote or to direct the vote, (ii) Shared power to vote or to direct the vote,
(iii) Sole power to dispose or to direct the disposition of, (iv) Shared power to dispose or to direct the disposition of:

     The information set forth in the cover pages hereto and in Item 4(a) above is herby incorporated in its entirety herein by reference thereto.

ITEM 5  Ownership of Five Percent or Less of a Class

     NOT APPLICABLE

ITEM 6  Ownership of More than Five Percent on Behalf of Another Person

     NOT APPLICABLE

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

     NOT APPLICABLE

ITEM 8  Identification and Classification of Members of the Group

     NOT APPLICABLE

ITEM 9  Notice of Dissolution of Group

     NOT APPLICABLE

ITEM 10 Certification

     NOT APPLICABLE

EXHIBITS

1    Joint Filing Agreement, dated the date hereof, among the Reporting Persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated:   February 11, 2011

HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

HOPPER  INVESTMENTS  LLC

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

BARBERRY  CORP.

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

KOALA  HOLDING  LP
     By:  Koala  Holding  GP  Corp.

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

KOALA  HOLDING  GP  CORP.

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN

                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value per share of Motricity, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of February, 2011.

HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

HOPPER  INVESTMENTS  LLC

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

BARBERRY  CORP.

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

KOALA  HOLDING  LP
     By:  Koala  Holding  GP  Corp.

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

KOALA  HOLDING  GP  CORP.

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN